KERRY

RECEIVED
2008 OCT -8 P 12:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

08005248

SUPPL

29th September 2008.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Brian Mehigan

Brian Mehigan,
Chief Financial Officer
KERRY GROUP PLC.

PROCESSED
OCT 1 0 2008
THOMSON REUTERS

10/8

KERRY

PRESS ANNOUNCEMENT
29 September, 2008

Kerry Group to appeal decision of Competition Authority to block the Group's proposed acquisition of Breeo Foods

Kerry has filed a Notice of Appeal in the High Court against the decision of the Competition Authority of Ireland to prohibit the Group's proposed acquisition of Breeo Foods, a subsidiary of Irish based Reox Holdings plc.

On 13 March 2008, Kerry announced its agreement, subject to regulatory approval, to acquire Breeo Foods. On 29 August 2008, the Competition Authority announced its decision to prohibit the proposed acquisition.

-ENDS-

For further information please contact:

Frank Hayes, Director of Corporate Affairs, Kerry Group plc.

Tel no: +353 66 7182304

Fax no: +353 66 7182972

Kerry Web Site: www.kerrygroup.com

END